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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*



                      First Virtual Holdings Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)




                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                  337486 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)


                               Page 1 of 8 Pages

CUSIP NO.   337486 10 4            SCHEDULE 13G        PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          June L. Stein
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                                                                (b)  X
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
                               587,500
                       --------------------------------------------------------
                       (6)     SHARED VOTING POWER
                               390,000*

  NUMBER OF                    *Includes 345,000 shares held by The Stein
   SHARES                      Company, Ltd., of which Stein & Stein
 BENEFICIALLY                  Incorporated is the general partner. Mrs. Stein
  OWNED BY                     and her spouse are the sole shareholders of
    EACH                       Stein & Stein Incorporated. Also includes 45,000
  REPORTING                    shares held in trusts for Mrs. Stein's children,
 PERSON WITH                   for which Mrs. Stein is a trustee.

                       --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER
                               587,500
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               390,000*

                               *Includes 345,000 shares held by The Stein
                               Company, Ltd., of which Stein & Stein
                               Incorporated is the general partner. Mrs. Stein and her spouse are the sole shareholders of
                               Stein & Stein Incorporated. Also includes 45,000 shares held in trusts for Mrs. Stein's children, for which Mrs. Stein is a trustee.
                        --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          977,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages

                        INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and Social Security Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting
             person.   Reporting persons are also requested to furnish their
             Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)          The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9),
(11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)         Check if the aggregate amount reported as beneficially owned in row
             (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Persons--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                        Category                                      Symbol
                   -----------------------------------------          ------
                   Broker Dealer                                        BD
                   Bank                                                 BK
                   Insurance Company                                    IC
                   Investment Company                                   IV
                   Investment Adviser                                   1A
                   Employee Benefit Plan, Pension Fund, or
                   Endowment Fund                                       EP
                   Parent Holding Company                               HC
                   Corporation                                          CO
                   Partnership                                          PN
                   Individual                                           IN
                   Other                                                OO

Notes:

             Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

             Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

             Reporting persons may comply with their coverage page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

             Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

             Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the


                                Page 3 of 8 pages
holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

             Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

             Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1

      (a)  Name of Issuer

      (b)  Address of Issuer's Principal Executive Offices

ITEM 2
      (a)  Name of Person Filing

      (b)  Address of Principal Business Office, if none, Residence

      (c)  Citizenship

      (d)  Title of Class of Securities

      (e)  CUSIP Number

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ]Broker or Dealer registered under Section 15 of the Act
      (b) [ ]Bank as defined in section 3(a)(6) of the Act
      (c) [ ]Insurance Company as defined in section 3(a)(19) of the act
      (d) [ ]Investment Company registered under section 8 of the Investment Company Act
      (e) [ ]Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
      (f) [ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund; see Section 240.13d-1(b)(ii)(F)
      (g) [ ]Parent Holding Company, in accordance with Section 240.13d-1(b)
             (ii)(G) (Note: See Item 7)
      (h) [ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

             If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned

      (b) Percent of Class





                                Page 4 of 8 pages

      (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote
            (ii)  shared power to vote or to direct the vote
            (iii) sole power to dispose or to direct the disposition of
            (iv)  shared power to dispose or to direct the disposition of

Instructions: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(l).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this time and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February   10, 1998
                                        ---------------------------------------
                                                       Date

                                        /c/ June L. Stein
                                        ---------------------------------------
                                                       Signature

                                        June L. Stein
                                        ---------------------------------------
                                                       Name/Title





                                Page 5 of 8 pages

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissioner may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE A FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
























                                Page 6 of 8 pages

                            APPENDIX TO SCHEDULE 13G


ITEM 1
      (a)  Name of Issuer
                                  First Virtual Holdings Incorporated

      (b)  Address of Issuer's Principal Executive Offices

                                  11975 El Camino Real, Suite 300 San
                                  Diego, CA 92130

ITEM 2
      (a)  Name of Person Filing

                                  June L. Stein

      (b)  Address of Principal Business Office, if none, Residence

                                  11975 El Camino Real, Suite 300 San
                                  Diego, CA 92130

      (c)  Citizenship
                                  USA

      (d)  Title of Class of Securities

                                  Common Stock

      (e)  CUSIP Number
                                  337486 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ]Broker or Dealer registered under Section 15 of the Act
      (b) [ ]Bank as defined in section 3(a)(6) of the Act
      (c) [ ]Insurance Company as defined in section 3(a)(19) of the act
      (d) [ ]Investment Company registered under section 8 of the Investment Company Act
      (e) [ ]Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
      (f) [ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund; see Section 240.13d-1(b)(ii)(F)
      (g) [ ]Parent Holding Company, in accordance with Section 240.13d-1(b)
             (ii)(G) (Note: See Item 7)
      (h) [ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

      If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned         See Row 9 of the cover page

      (b) Percent of Class                  See Row 11 of the cover page

      (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote
                                            See Row 5 of the cover page

          (ii)   shared power to vote or to direct the vote
                                            See Row 6 of the cover page

          (iii)  sole power to dispose or to direct the disposition of
                                            See Row 7 of the cover page

          (iv)   shared power to dispose or to direct the disposition of
                                            See Row 8 of the cover page

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                            APPENDIX TO SCHEDULE 13G


      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this time and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

      N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, by members of the group, in their individual capacity. See Item 5.

      N/A